May 6, 2019

Johan Spoor
President and Chief Executive Officer
AzurRx BioPharma, Inc.
760 Parkside Avenue
Downstate Biotechnology Incubator, Suite 304
Brooklyn, NY 11226

       Re: AzurRx BioPharma, Inc.
           Registration Statement on Form S-3
           Filed April 26, 2019
           File No. 333-231035

Dear Mr. Spoor:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dorrie Yale at 202-551-8776 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Jessica R. Sudweeks - Disclosure Law Group